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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                 AMENDMENT No. 1
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 CERTICOM CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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                Options to Purchase Common Shares, No Par Value,
            Having an Exercise Price Per Share of USD $10.00 or More
                         (Title of Class of Securities)

                                    15691510
                      (CUSIP Number of Class of Securities)
                           (Underlying Common Shares)

                               Richard P. Dalmazzi
                             Chief Executive Officer
                                 Certicom Corp.
                           25821 Industrial Boulevard
                            Hayward, California 94545
                                 (510) 780-5400
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing person)

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                                    Copy to:

                            Gregory T. Davidson, Esq.
                           Gibson, Dunn & Crutcher LLP
                               1530 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 849-5300

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[_]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [_]      third party tender offer subject to Rule 14d-1.

        [X]      issuer tender offer subject to Rule 13e-4.

        [_]      going-private transaction subject to Rule 13e-3.

        [_]      amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed with the Securities and Exchange Commission on September 27, 2001, to report the results of our offer to exchange options to purchase common shares, no par value (the "Common Shares"), granted under the Certicom Corp. Stock Option Plan (the "Original Plan"), the Certicom Corp. 1997 Stock Option Plan, as amended as of October 19, 2000 (the "1997 Plan"), and the Certicom Corp. 2000 United States Stock Plan, as amended as of October 19, 2000 (the "2000 U.S. Plan," and with the Original Plan and the 1997 Plan, the "Option Plans"), that have an exercise price per share of USD $10.00 or more, for new options to purchase Common Shares that we will grant under the applicable Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange (the "Offer to Exchange") dated September 27, 2001 and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer").

Item 4   Terms of the Transactions.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

     (c) The Offer expired at 12:00 midnight, Eastern time, on Thursday, October 25, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 902,346 Common Shares, representing approximately 73.2% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer, we will grant options to purchase an aggregate of 529,567 Common Shares in exchange for such tendered options. On October 26, 2001, we sent to each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4) as previously filed, indicating the number of Common Shares subject to such holder's options that have been accepted for exchange, the corresponding number of Common Shares that will be subject to the options that will be granted to such holders and the expected grant date of the new options.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                        CERTICOM CORP.

                                        /s/  Gregory M. Capitolo
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                                        Gregory M. Capitolo
                                        Chief Financial Officer
                                        (Principal Financial Officer)

Date:    November 13, 2001

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